UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, M3C1W3, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (the “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K originally filed by Sphere 3D Corp. (the “Company”) on September 8, 2021 (the “Original Form 6-K”). The purpose of this Amendment is to include Exhibit 99.1 and 99.2, which were inadvertently omitted in the Original Form 6-K. Except as provided herein, the other disclosures made and exhibits filed in the Original Form 6-K remain unchanged.

SUBMITTED HEREWITH

Exhibits

5.1	Opinion of Meretsky Law Firm regarding the validity of the securities
5.2	Opinion of Pryor Cashman LLP regarding the validity of the securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: September 17, 2021	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer

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